Exhibit 99.2

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

If you have questions, please contact D.F. King Canada, now part of TMX Group, our information agent, by telephone at 1 (866) 822-1244 in North America, direct at 1 (416) 682-3825 or by email at inquiries@dfking.com, or BMO Nesbitt Burns Inc., our solicitation agent, by telephone at 1 (416) 359-6359 or by email at DCMCADSyndicateDesk@bmo.com.

The matters described in this document have not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of such matters or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Debentureholders in the United States should read the Notice to Certain Bell Canada Debentureholders in the United States on page 3 of the enclosed Consent and Proxy Solicitation Statement.

NOTICE OF SPECIAL MEETING OF HOLDERS OF BELL CANADA

10% DEBENTURES, SERIES EH, DUE NOVEMBER 15, 2041

9.7% DEBENTURES, SERIES EJ, DUE DECEMBER 15, 2032 (CUSIP: 078149DK4)

9.25% DEBENTURES, SERIES EO, DUE MAY 15, 2053 (CUSIP: 078149DN8)

10% DEBENTURES, SERIES EU, DUE DECEMBER 1, 2054 (CUSIP: 078149DR9)

7% DEBENTURES, SERIES EZ, DUE SEPTEMBER 24, 2027 (CUSIP: 078149DW8)

ISSUED UNDER THE TRUST INDENTURE DATED AS OF JULY 1, 1976,

AS AMENDED OR SUPPLEMENTED FROM TIME TO TIME (THE “1976 INDENTURE”)

and

CONSENT AND PROXY SOLICITATION STATEMENT

RELATING TO

PROPOSED AMENDMENTS TO THE 1976 INDENTURE

MEETING TO BE HELD AT 10:00 A.M. (EASTERN TIME) ON NOVEMBER 12, 2021

IF THE CONSENT SOLICITATION DOES NOT ACHIEVE THE REQUISITE APPROVAL

THRESHOLD

In a virtual-only live webcast format accessible at BCE.ca/DebentureholderMeeting2021 and at BCE.ca/Assembleedetenteursdebentures2021

FEE OF $0.50 PER $1,000 PRINCIPAL AMOUNT OF DEBENTURES
PAID TO DEBENTUREHOLDERS WHO RESPOND TO THIS SOLICITATION IF ALL THE
PROPOSED AMENDMENTS ARE APPROVED AND IMPLEMENTED

September 29, 2021

TABLE OF CONTENTS

LETTER TO DEBENTUREHOLDERS	I

IMPORTANT DATES	III

NOTICE OF SPECIAL MEETING OF HOLDERS OF BELL CANADA DEBENTURES	IV

CONSENT AND PROXY SOLICITATION STATEMENT	1

Introduction	1

Notice to Certain Bell Canada Debentureholders in the United States	3

Currency	3

Notice Regarding Information	3

Cautionary Note Regarding Forward-Looking Statements	3

Glossary of Terms	5

The Proposed Amendments and Fee	9

General Information Regarding the Solicitation and Meeting	12

Certain Canadian Federal Income Tax Considerations	16

Other Business	18

Solicitation Agent, Information Agent and Tabulation Agent	18

Legal Matters	19

EXHIBIT A:	EXTRAORDINARY RESOLUTION
EXHIBIT B:	AMENDMENTS TO 1976 INDENTURE (BLACKLINED)

LETTER TO DEBENTUREHOLDERS

September 29, 2021

You are receiving this package as you are, as of September 15, 2021, a holder of outstanding debentures issued under Bell Canada’s trust indenture dated as of July 1, 1976, as subsequently amended or supplemented from time to time (the “1976 Indenture”).

We are seeking your consent to certain amendments to the 1976 Indenture. The amendments are designed to:

•	align the 1976 Indenture more closely with current and generally accepted market practice in Canada for investment-grade senior unsecured debt,

•	conform certain terms of our 1976 Indenture more closely to our more recent Canadian trust indenture dated as of November 28, 1997 and our U.S. trust indenture dated as of September 12, 2016,

•

include a requirement for Bell Canada to make an offer to repurchase the debentures at 101% of their principal amount in the event of certain change of control events affecting Bell Canada or BCE Inc. (“BCE”) together with certain downgrades of credit ratings of the debentures to ratings below investment grade,

•	reduce administrative and governance processes, and

•

provide us with more flexibility with respect to raising capital to finance our business and operations, including enabling us to maintain Bell Canada as the sole public debt issuer in our corporate structure.

The proposed amendments, if approved and implemented, will not modify the interest rate, interest payment schedule, principal amount or maturity date of any outstanding debentures nor the guarantee by BCE of Bell Canada’s payment obligations under the debentures and the 1976 Indenture.

If we receive the required level of approval for these amendments by consent or vote and a supplemental indenture to implement the amendments is signed, debentureholders who respond to this solicitation to consent to or withhold consent from, or to vote for or against, the proposed amendments will receive payment of a fee of $0.50 for each $1,000 principal amount of debentures held under the 1976 Indenture. Debentureholders who do not respond to this solicitation will not receive payment of such fee even though the supplemental indenture will be binding on them if it becomes effective.

The 1976 Indenture was entered into over 45 years ago. The proposed amendments will result in an updated indenture that more appropriately reflects our current business, which for decades has relied increasingly on intangible assets such as spectrum, broadcast and other licenses, software, media rights, customer relationships and brands and goodwill from acquired businesses. They will also reflect more modern capital markets expectations for large investment-grade unsecured debt issuers like Bell Canada, including by adding a requirement for Bell Canada to offer to repurchase affected series of debentures upon a Change of Control Triggering Event (as defined in the accompanying Consent and Proxy Solicitation Statement), substantially the same as the one that has been included in the terms of recent series of Bell Canada’s debentures issued under the 1997 and 2016 trust indentures referred to above.

i

Since 2002, the BCE group has sought to maintain an efficient corporate funding structure in which BCE is the issuer of public equity securities and Bell Canada is the issuer of public debt securities, with a guarantee by BCE. This structure is efficient for both BCE and investors and has been maintained diligently through many years and several acquisitions. However, with the limitations imposed on Bell Canada by certain restrictions in the 1976 Indenture, we may have to consider structures where BCE and / or a subsidiary company also issues new debt securities. This would be less efficient and could be more onerous for investors to understand the credit strength of the various issuing entities in our corporate structure.

While the proposed changes will provide us with greater flexibility to continue to finance our business and operations, it is important to understand that neither our business strategy nor our approach to financing our business will change. We will continue to pursue our goal to advance how Canadians connect with each other and the world, enabled by a strategy that builds on our competitive strengths and embraces the new opportunities of the integrated digital future. In financing our business, we remain focused on our goal to maintain investment-grade credit ratings, which allow us to enjoy favourable and regular access to the Canadian and U.S. debt capital markets and demonstrate our ability to meet the financial commitments we make to investors when we issue debt.

To make these changes, we require the written consent of the holders of at least 66 2/3% of the total outstanding principal amount of debentures issued under the 1976 Indenture. Follow the instructions in this package to make sure your consent is counted before the deadline of November 8, 2021. If you respond to this solicitation, whether to consent or withhold consent, and the proposed amendments are approved and implemented, you will receive the fee payment described above.

Alternatively, if we do not reach this consent threshold, we intend to hold a meeting of debentureholders under the 1976 Indenture on November 12, 2021. At the meeting, we need the holders of more than 50% of the outstanding principal amount of debentures to be represented in person or by proxy, and holders of not less than 66 2/3% of the principal amount of debentures represented and voted, to vote for the proposed amendments (subject to lower quorum requirements at an adjourned meeting as discussed in this document). If you respond to this solicitation and vote, whether in favour of or against the proposed amendments, and the proposed amendments are approved and implemented, you will receive the fee payment described above.

Your consent and vote are important to us. I encourage you to review this package and follow the instructions in it to make sure your consent is submitted and/or vote is counted at a meeting before the deadline of 4:00 p.m. (Eastern time) on November 8, 2021. Please direct any questions or comments to our Solicitation Agent, BMO Nesbitt Burns Inc., by telephone at 1 (416) 359-6359 or by email at DCMCADSyndicateDesk@bmo.com, or our Information Agent, D.F. King Canada by telephone at 1(866) 822-1244 in North America, direct at 1(416) 682-3825 or by email at inquiries@dfking.com.

Thank you in advance for your consideration of and support for these changes to support our business.

“Glen LeBlanc”

Executive Vice-President and Chief Financial Officer

IMPORTANT DATES

Capitalized terms used on this page are as defined in the accompanying Consent and Proxy Solicitation Statement, including in the Glossary of Terms therein.

Record Date	As of the close of business on September 15, 2021.	The date fixed as the date for the determination of Debentureholders entitled to (i) receive notice of the Meeting, (ii) provide instructions to consent or withhold consent in connection with the Consent Solicitation, or to vote for or against the Extraordinary Resolution at the Meeting, and (iii) if applicable, receive the Fee.
Proxy Cut-Off Time	4:00 p.m. (Eastern time) on November 8, 2021.

The deadline for submission of consent and proxy forms by registered holders of Debentures or their designated proxies.

Please note that, where applicable, CDS Participants may set deadlines for the return of consent and voting instructions that are well in advance of the Proxy Cut-Off Time.

Announcement of the results of the Consent Solicitation and Cancellation of the Meeting, if applicable	On or about November 8, 2021.	If Debentureholders representing not less than 66 2/3% of the principal amount of all outstanding Debentures have delivered valid consents and proxies consenting to the approval of the Extraordinary Resolution by the Proxy Cut-Off Time (and have not validly revoked such consents and proxies), the Extraordinary Resolution will be passed by the written consent of the Debentureholders and the Meeting will be cancelled.
Meeting Date and Time	10:00 a.m. (Eastern time) on November 12, 2021 in a virtual-only live webcast format at BCE.ca/DebentureholderMeeting2021 and at BCE.ca/Assembleedetenteursdebentures2021 (unless adjourned, postponed or earlier cancelled).	The Meeting has been called in order for the Debentureholders to consider and, if deemed appropriate, pass the Extraordinary Resolution approving the Proposed Amendments, if sufficient consents have not been received by the Proxy Cut-Off Time.

NOTICE OF SPECIAL MEETING OF

HOLDERS OF BELL CANADA DEBENTURES

Issued under the

Trust Indenture dated as of July 1, 1976, as amended or supplemented

Bell Canada is soliciting written consents and proxies from holders of Debentures in order to approve certain proposed amendments to its trust indenture dated as of July 1, 1976, as amended or supplemented from time to time (as further explained below). To make these changes, we need the consent of 66 2/3% of the outstanding principal amount of Debentures. Your consent is important to us. If we do not reach this threshold for consent, we intend to hold a special meeting of debentureholders to seek to approve the proposed amendments. If you have any questions regarding the information contained in the accompanying Consent and Proxy Solicitation Statement, you may contact the Solicitation Agent or the Information Agent (each as defined therein).

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Debentureholders”) of (i) 10% Debentures, Series EH, due November 15, 2041; (ii) 9.7% Debentures, Series EJ, due December 15, 2032; (iii) 9.25% Debentures, Series EO, due May 15, 2053; (iv) 10% Debentures, Series EU, due December 1, 2054 and (v) 7% Debentures, Series EZ, due September 24, 2027 (collectively, the “Debentures”) of Bell Canada (the “Company” or “Bell Canada”), voting as a single class, will, if the Consent Solicitation (as defined below) fails to achieve the requisite 66 2/3% written approval threshold, be held in a virtual-only live webcast format accessible at BCE.ca/DebentureholderMeeting2021 and at BCE.ca/Assembleedetenteursdebentures2021, at 10:00 a.m. (Eastern time) on November 12, 2021 for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without alteration or modification, an extraordinary resolution (the “Extraordinary Resolution”), the full text of which is set forth as Exhibit A to the accompanying consent and proxy solicitation statement (the “Solicitation Statement”), to authorize amendments (the “Proposed Amendments”) to the terms of the trust indenture dated as of July 1, 1976, as amended or supplemented from time to time (the “1976 Indenture”), among Bell Canada, BCE Inc., as guarantor (by way of supplemental indenture dated as of February 1, 2007), and BNY Trust Company of Canada – Compagnie Trust BNY Canada as successor to CIBC Mellon Trust Company – Compagnie Trust CIBC Mellon, as trustee (the “Trustee”), and to authorize Bell Canada, at its option, and the Trustee to enter into a supplemental indenture (the “Supplemental Indenture”) to give effect to the Proposed Amendments; and

2.	to transact such further or other business as may properly come before the Meeting or any postponement or adjournment thereof.

The accompanying Solicitation Statement provides additional information relating to the consent and proxy solicitation and the matters to be dealt with at the Meeting, if held, and forms part of this Notice of Special Meeting of Holders of Bell Canada Debentures.

The record date for entitlement to submit elections with respect to consent, and to notice of, and to vote at, the Meeting is the close of business on September 15, 2021 (the “Record Date”). Each Debentureholder of record as of the Record Date will have one vote in respect of each $1,000 principal amount of Debentures of which such Debentureholder shall then be the holder as of the Record Date.

Pursuant to the provisions of the 1976 Indenture, to be passed at the Meeting or any adjournment thereof, the Extraordinary Resolution must be approved, subject to the terms of the 1976 Indenture, by an extraordinary resolution passed by not less than 66 2/3% of the principal amount of Debentures, voting as a single class, represented at the Meeting (or any adjournment thereof) and voted on a poll upon such resolution. For greater certainty, if the Extraordinary Resolution is so approved, no additional approval by any one or more of the series of Debentures is required for the Extraordinary Resolution to be effective.

Holders of more than 50% in principal amount of the outstanding Debentures will constitute a quorum for the Meeting. In the absence of a quorum at the initial date and time for the Meeting, the Meeting may be adjourned for a period of not less than 21 days nor more than 60 days and to such place and time as may be appointed by the chairman of the Meeting. Not less than ten days’ notice shall be given of the time and place of such adjourned Meeting and, at the adjourned Meeting, the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the Meeting was originally called. In addition, the Company and its tabulation agent reserve the right to waive the Proxy Cut-Off Time (as defined in the accompanying Solicitation Statement) and accept and treat as valid those consents and proxies received after the Proxy Cut-Off Time for the purpose of both the Consent Solicitation (as defined below) and the Meeting.

Notwithstanding the foregoing, the 1976 Indenture provides that the Extraordinary Resolution may also be passed by Debentureholders holding not less than 66 2/3% of the principal amount of all the outstanding Debentures by an instrument in writing signed in one or more counterparts. Accordingly, pursuant to the Solicitation Statement, the Company is simultaneously soliciting the written consent of Debentureholders to the passing of the Extraordinary Resolution (the “Consent Solicitation”). Debentureholders who execute and deliver a valid consent and proxy form consenting to and voting for the approval of the Extraordinary Resolution (and who do not validly revoke such consent and proxy) prior to the Proxy Cut-Off Time shall be considered to have provided written consent to the Extraordinary Resolution by instrument in writing for the purposes of the Consent Solicitation. If Debentureholders representing not less than 66 2/3% of the principal amount of all the outstanding Debentures have delivered valid consents and proxies consenting to and voting for the approval of the Extraordinary Resolution by the Proxy Cut-Off Time (and have not validly revoked such consents and proxies), the Extraordinary Resolution will be passed by the written consent of the Debentureholders and the Meeting will be cancelled. The Company will notify Debentureholders of any such approval and cancellation of the Meeting prior to the commencement of the Meeting. The Company reserves the right to terminate, extend or modify the terms of the solicitation of consents and proxies at any time prior to the Meeting.

Based on the register of Debentures maintained by the Trustee, all of the Series EO and EU Debentures, and the majority of the Series EJ and EZ Debentures, are held through a “book-entry” system under which such Debentures are evidenced by global certificates that are registered in the name of CDS, with the balance of the Series EJ and EZ Debentures, and all of the Series EH Debentures, being directly registered in the name of certain individual or other holders. Please contact the Information Agent if you are unsure whether you are a registered Debentureholder.

Only registered Debentureholders as of the Record Date (being September 15, 2021), or the persons they appoint as their proxyholders, have the right to provide or withhold consent as part of the Consent Solicitation (or to vote at the Meeting), or to appoint or revoke a proxy. For those Debentures that are held through CDS or another registered holder, that registered holder or its duly appointed proxyholders, may only consent or withhold consent or vote the Debentures in accordance with instructions received from the beneficial Debentureholders. Beneficial Debentureholders as of the Record Date wishing to make an election to consent or withhold consent as part of the Consent Solicitation or to have their Debentures voted at the Meeting must provide instructions to their CDS Participant who will execute an election of those instructions, through CDSX, in sufficient time (as determined by their broker or other intermediary through which they hold their Debentures, which may be prior to the Proxy Cut-Off Time) prior to the deadline for providing elections with respect to consent as part of the Consent Solicitation or for depositing proxies and voting instructions for the Meeting.

Beneficial Debentureholders may direct their CDS Participant to make an election to consent or withhold consent and vote through CDSX prior to the deadline. However, the completed and executed consent and proxy form must also be returned to the Tabulation Agent by the registered Debentureholder or those CDS Participants designated as proxies of the registered Debentureholder, if and as applicable, even when a direction or an election is made through CDSX. Instructions and directions submitted through CDSX will constitute an instruction and direction to the registered holder of the applicable Debentures, or its proxyholder (where applicable), to complete, execute and deliver a consent and proxy form as so instructed and directed, and to receive payment of any Fee through CDSX.

v

If you have any questions or require more information with regard to voting your Debentures, please contact the Information Agent or the Solicitation Agent (as such terms are defined in the Solicitation Statement) using the information provided on the back cover of the Solicitation Statement.

DATED at Montréal, Québec this 29th day of September, 2021.

“Martin Cossette”
Vice-President, Legal and Corporate Secretary

CONSENT AND PROXY SOLICITATION STATEMENT

INTRODUCTION

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor. If you have questions, please contact D.F. King Canada, now part of TMX Group, our information agent, by telephone at 1 (866) 822-1244 in North America, direct at 1 (416) 682-3825 or by email at inquiries@dfking.com, or BMO Nesbitt Burns Inc., our solicitation agent, by telephone at 1 (416) 359-6359 or by email at DCMCADSyndicateDesk@bmo.com.

Capitalized terms used herein are as defined in this document, including in the Glossary of Terms below.

Bell Canada (the “Company” or “Bell Canada”), is separately but concurrently soliciting written consents (the “Consent Solicitation”) and proxies (the “Proxy Solicitation” and, together with the Consent Solicitation, the “Solicitation”) whereby holders of the outstanding senior, unsecured debentures under the 1976 Indenture (as defined herein) (collectively referred to herein as the “Debentures”) are asked to consider an extraordinary resolution (the “Extraordinary Resolution”), the full text of which is set forth as Exhibit A, to approve certain proposed amendments (“Proposed Amendments”) described in this Consent and Proxy Solicitation Statement (as it may be amended or supplemented, this “Solicitation Statement”) to the trust indenture dated as of July 1, 1976, as amended or supplemented from time to time (the “1976 Indenture”), among Bell Canada, BCE Inc. (“BCE”), as guarantor (by way of supplemental indenture dated as of February 1, 2007), and BNY Trust Company of Canada – Compagnie Trust BNY Canada as successor to CIBC Mellon Trust Company – Compagnie Trust CIBC Mellon, as trustee (the “Trustee”), and to authorize Bell Canada, at its option, and the Trustee to enter into a supplemental indenture (the “Supplemental Indenture”) to give effect to the Proposed Amendments, all subject to the terms and conditions set forth in this Solicitation Statement.

The Proposed Amendments are designed to:

•	align the 1976 Indenture more closely with current and generally accepted market practice in Canada for investment-grade senior unsecured debt,

•	conform certain terms of the 1976 Indenture more closely to Bell Canada’s more recent 1997 Indenture and 2016 U.S. Indenture (each as defined herein),

•

include a requirement for the Company to make an offer to repurchase the Debentures at 101% of their principal amount in the event of certain change of control events affecting the Company or BCE together with certain downgrades of credit ratings of the Debentures to ratings below investment grade,

•	reduce administrative and governance processes, and

•

provide the Company with more flexibility with respect to raising capital to finance its business and operations, including enabling the Company to continue as the sole public debt issuer in the BCE group corporate structure.

The Proposed Amendments, if approved and implemented, will not modify the interest rate, interest payment schedule, principal amount or maturity date of any outstanding Debentures nor the guarantee by BCE of Bell Canada’s payment obligations under the Debentures and the 1976 Indenture.

The Proposed Amendments are described in more detail below in this Solicitation Statement and are set forth in Exhibit B.

In addition to the Consent Solicitation, Bell Canada is, pursuant to the Proxy Solicitation, soliciting proxies in connection with a special meeting to be held in a virtual-only live webcast format at 10:00 a.m. (Eastern time) on November 12, 2021 (the “Meeting”), unless adjourned, postponed or earlier cancelled. The Meeting will only be held if the Consent Solicitation does not achieve the required 66 2/3% approval threshold as more fully explained in this Solicitation Statement. If we fail to achieve the required approval threshold pursuant to the Consent Solicitation and the Meeting is held, holders of Debentures will be asked to consider and, if thought advisable, to pass, with or without alteration or modification, the Extraordinary Resolution, to authorize the Proposed Amendments, and to authorize Bell Canada, at its option, and the Trustee to enter into the Supplemental Indenture to give effect to the Proposed Amendments, and to transact such further or other business as may properly come before the Meeting or any postponement or adjournment thereof.

If we receive the required level of approval for the Proposed Amendments by consent or by vote at the Meeting and the Supplemental Indenture to implement the Proposed Amendments is signed, holders of Debentures who respond and provide consent or vote instructions (including to their CDS Participant, through the CDSX system, as applicable), to consent to or withhold consent from, or to vote in favour of or against, the Proposed Amendments, will receive payment of a fee of $0.50 for each $1,000 principal amount of Debentures held as of the Record Date. This payment will be made to all such responding holders of Debentures, whether they consent to or withhold consent from, or vote in favour of or against, the Proposed Amendments. However, the fee will not be paid to holders of Debentures who do not respond to the Solicitation. Further information regarding the payment of this fee can be found below in this Solicitation Statement.

A WRITTEN INSTRUCTION TO PROVIDE OR WITHHOLD CONSENT AND A PROXY FOR VOTING AT THE MEETING WILL NOT BE VALID UNLESS THE COMPLETED CONSENT AND PROXY FORM FROM THE REGISTERED HOLDER (OR ITS PROXY) IS RECEIVED BY THE TABULATION AGENT AT P.O. BOX 721, AGINCOURT, ONTARIO M1S 0A1, ATTENTION: PROXY DEPARTMENT, OR BY EMAIL (PREFERRED DELIVERY METHOD) AT PROXYVOTE@ASTFINANCIAL.COM, OR BY HAND DELIVERY OR COURIER AT 1 TORONTO STREET, SUITE 1200, TORONTO, ONTARIO M5C 2V6, NO LATER THAN 4:00 P.M. (EASTERN TIME) ON NOVEMBER 8, 2021, UNLESS SUCH DEADLINE IS EXTENDED OR THE MEETING IS OTHERWISE CANCELLED, ADJOURNED OR POSTPONED (IN WHICH CASE THE DEADLINE FOR SUBMITTING SUCH FORM SHALL BE NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING SUCH ADJOURNED OR POSTPONED MEETING), PROVIDED THAT BELL CANADA AND THE TABULATION AGENT RESERVE THE RIGHT TO WAIVE SUCH DEADLINES AND ACCEPT AND TREAT AS VALID THOSE CONSENT AND PROXY FORMS RECEIVED AFTER SUCH DEADLINE FOR THE PURPOSE OF BOTH THE CONSENT SOLICITATION AND THE MEETING.

Based on the register of Debentures maintained by the Trustee, all of the Series EO and EU Debentures, and the majority of the Series EJ and EZ Debentures, are held through a “book-entry” system under which such Debentures are evidenced by global certificates that are registered in the name of CDS, with the balance of the Series EJ and EZ Debentures, and all of the Series EH Debentures, being directly registered in the name of certain individual or other holders. Please contact the Information Agent if you are unsure whether you are a registered Debentureholder.

Only registered Debentureholders as of the Record Date (being September 15, 2021), or the persons they appoint as their proxyholders, have the right to provide or withhold consent as part of the Consent Solicitation (or to vote at the Meeting), or to appoint or revoke a proxy. For those Debentures that are held through CDS or another registered holder, that registered holder or its duly appointed proxyholders, may only consent or withhold consent or vote the Debentures in accordance with instructions received from the beneficial Debentureholders. Beneficial Debentureholders as of the Record Date wishing to make an election to consent or withhold consent as part of the Consent Solicitation or to have their Debentures voted at the Meeting must provide instructions to their CDS Participant who will execute an election of those instructions, through CDSX, in sufficient time (as determined by their broker or other intermediary through which they hold their Debentures, which may be prior to the Proxy Cut-Off Time) prior to the deadline for providing elections with respect to consent as part of the Consent Solicitation or for depositing proxies and voting instructions for the Meeting.

Beneficial Debentureholders may direct their CDS Participant to make an election to consent or withhold consent and vote through CDSX prior to the deadline. However, the completed and executed consent and proxy form must also be returned to the Tabulation Agent by the registered Debentureholder or those CDS Participants designated as proxies of the registered Debentureholder, if and as applicable, even when a direction or an election is made through CDSX. Instructions and directions submitted through CDSX will constitute an instruction and direction to the registered holder of the applicable Debentures, or its proxyholder (where applicable), to complete, execute and deliver a consent and proxy form as so instructed and directed, and to receive payment of any Fee through CDSX.

NOTICE TO CERTAIN BELL CANADA DEBENTUREHOLDERS IN THE UNITED STATES

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SOLICITATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The solicitation of proxies for the Extraordinary Resolution is not subject to the requirements of Section 14(a) of the U.S. Exchange Act of 1934 or the rules of the U.S. Securities and Exchange Commission thereunder. Accordingly, this Solicitation Statement has been prepared in accordance with applicable legal requirements, if any, in Canada. Debentureholders in the United States should be aware that such Canadian requirements are different from those of the United States.

It may be difficult or impossible for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Bell Canada is located in Canada, and some or all of its officers and directors may be residents of Canada or jurisdictions other than the United States. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult or impossible to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Debentureholders in the United States should be aware that the transactions contemplated herein may have tax consequences both in the United States and Canada that are not discussed herein, and should consult their own tax advisors concerning such consequences.

CURRENCY

All dollar amounts in this Solicitation Statement are in Canadian dollars unless otherwise indicated.

NOTICE REGARDING INFORMATION

Recipients of this Solicitation Statement and the related materials should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its own lawyer, business advisor and tax advisor as to legal, business, tax and related matters concerning the Meeting, the Consent Solicitation and the Proposed Amendments contemplated to be approved by the Extraordinary Resolution.

In making your decision regarding the Extraordinary Resolution, you should rely only on the information contained in this Solicitation Statement. No person has been authorized to give any information or make any representations other than those contained in this Solicitation Statement and, if given or made, such information or representations must not be relied upon as having been authorized by Bell Canada, the Trustee, the Information Agent, the Solicitation Agent, the Tabulation Agent or any other person.

Information contained in this Solicitation Statement is given as of September 29, 2021, unless otherwise specifically stated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about certain matters, including the Consent Solicitation, the Proxy Solicitation, the Meeting, and the anticipated effects of the Proposed Amendments that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements contained in this document describe Bell Canada’s expectations as at the date hereof. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement made in this document will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are provided herein for the purpose of assisting Debentureholders in evaluating the Proposed Amendments. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this document are based on a number of assumptions that Bell Canada believed were reasonable on the day it made the forward-looking statements, including as to the terms and conditions of the Consent Solicitation and the Proxy Solicitation and that the Proposed Amendments would be in the form described herein and have the effects described herein. If our assumptions turn out to be inaccurate, actual results or events could be materially different from what we expect. There is a risk that the Proposed Amendments, if approved and implemented, may not ultimately be in the form described herein and/or may not have some or all of the effects anticipated by us.

Important factors that could cause actual results or events to differ materially from those expressed in or implied by Bell Canada’s forward-looking statements made in this document are disclosed in section 9 entitled “Business risks” of BCE’s annual MD&A for the year ended December 31, 2020, as such disclosure has been updated in BCE’s 2021 First Quarter MD&A dated April 28, 2021 and 2021 Second Quarter MD&A dated August 4, 2021, as filed with Canadian securities regulatory authorities and available on SEDAR at sedar.com and with the U.S. Securities and Exchange Commission and available on EDGAR at sec.gov. These documents are also available on BCE’s website at bce.ca.

Readers are cautioned that the risks referred to above are not the only ones that could affect forward-looking statements made in this document. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on forward-looking statements made in this document.

GLOSSARY OF TERMS

In this Solicitation Statement, unless the context otherwise requires, the following terms have the meanings indicated:

“1976 Indenture” means the trust indenture dated as of July 1, 1976 as amended or supplemented from time to time among Bell Canada, BCE, as guarantor (by way of supplemental indenture dated as of February 1, 2007), and the Trustee, as successor to CIBC Mellon Trust Company – Compagnie Trust CIBC Mellon, as trustee;

“1997 Indenture” means the trust indenture dated November 28, 1997 as amended or supplemented from time to time among Bell Canada, BCE, as guarantor (by way of supplemental indenture dated as of February 1, 2007), and BNY Trust Company of Canada – Compagnie Trust BNY Canada, as successor to CIBC Mellon Trust Company – Compagnie Trust CIBC Mellon, as trustee;

“2016 U.S. Indenture” means the trust indenture dated as of September 12, 2016 as amended or supplemented from time to time among Bell Canada, BCE, as guarantor, and The Bank of New York Mellon, as trustee;

“BCE” means BCE Inc.;

“Board of Directors” means the board of directors of Bell Canada;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Toronto, Ontario or Montreal, Québec;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee;

“CDSX” means CDS’ online system known as CDSX;

“CDS Participant” means the broker, dealer, commercial bank, trust company or other intermediary of a Debentureholder which is a participant within CDS;

“Change of Control” means the occurrence of any one of the following: (i) the consummation of the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of the Company and its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction other than (a) sales, transfers, conveyances, leases or other dispositions to the Company and/or its subsidiaries, or (b) provided that the relevant series of Debentures shall remain subject to the guarantee by BCE of the full and timely payment when due of all of the Company’s payment obligations to the Trustee and the holders thereof with respect to that series of Debentures, sales, transfers, conveyances, leases or other dispositions to BCE and/or its subsidiaries (excluding the Company and its subsidiaries); or (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger or issue of voting shares the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than BCE, the Company and/or their subsidiaries) becomes the beneficial owner, directly or indirectly, of voting shares of BCE or the Company having more than 50% of the voting power for the election of directors of BCE or the Company (but shall not include the creation of a holding company, the combination of the Company with BCE or any of their subsidiaries by any method whatsoever or any other similar transaction that does not involve a change in the beneficial ownership of BCE, the Company or any successor thereof).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event;

“Company” means Bell Canada, and references to “we”, “us” and “our” refer to the Company;

“Consent Solicitation” has the meaning set out in the section of this Solicitation Statement entitled “Introduction”;

“CRA” has the meaning set out in the section of this Solicitation Statement entitled “Certain Canadian Federal Income Tax Considerations”;

“Current Debt”, as defined in the 1976 Indenture, means all Debt other than Funded Debt;

“Debentureholder” means each holder of Debentures;

“Debentures” means, collectively, the (i) 10% Debentures, Series EH, due November 15, 2041; (ii) 9.7% Debentures, Series EJ, due December 15, 2032; (iii) 9.25% Debentures, Series EO, due May 15, 2053; (iv) 10% Debentures, Series EU, due December 1, 2054 and (v) 7% Debentures, Series EZ, due September 24, 2027, each issued under and governed by the 1976 Indenture;

“Debt”, as defined in the 1976 Indenture, means all indebtedness issued, assumed or guaranteed for borrowed money or for the deferred purchase price of property;

“Earnings Available for Payment of Interest Charges”, as defined in the 1976 Indenture, during any 12 month period means net income of the Company (which shall include any interest charged to construction) for such period before extraordinary items (net of taxes) plus all (i) taxes, including deferred taxes, in respect of income, (ii) interest charges on any Debt which is Funded Debt as of the date of determination, and (iii) interest charges on Current Debt retired or to be retired by or in anticipation of the Funded Debt proposed to be issued, assumed or guaranteed or Funded Debt issued, assumed or guaranteed since the beginning of such 12 month period;

“Effective Date” means the date on which the Supplemental Indenture is executed and delivered by Bell Canada, BCE, as guarantor and the Trustee, as trustee;

“Extraordinary Resolution” means the extraordinary resolution authorizing the Proposed Amendments and the entering into by the Company and the Trustee, as trustee, of the Supplemental Indenture to give effect to the Proposed Amendments, the full text of which is set forth as Exhibit A to this Solicitation Statement;

“Fee” means a fee of $0.50 for each $1,000 principal amount of Debentures held as of the Record Date, payable to those Debentureholders who respond to the Consent Solicitation by consenting to or withholding consent from, and who respond to the Proxy Solicitation by voting for or against, the Extraordinary Resolution, as described herein;

“Funded Debt”, as defined in the 1976 Indenture, means all Debt maturing by the terms thereof on, or extendible at the option of the obligor to, a date more than one year after the date of determination thereof;

“Information Agent” means D.F. King Canada, now part of TMX Group;

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Canada Inc. or any successor thereof (“Moody’s”), BBB- (or the equivalent) by S&P Global Ratings Canada, a business unit of S&P Global Canada Corp., or any successor thereof (“S&P”), or BBB (low) (or the equivalent) by DBRS Limited or any successor thereof (“DBRS”), or the equivalent investment grade credit rating from any other Specified Rating Agency.

“Meeting” means, if required to be held, the special meeting of Debentureholders, acting as a single class, to be held at 10:00 a.m. (Eastern Time) on November 12, 2021, and any adjournment or postponement thereof;

“Non-Resident Debentureholder” has the meaning set out in the section of this Solicitation Statement entitled, “Certain Canadian Federal Income Tax Considerations – Non-residents of Canada”;

“Notice of Meeting” means the notice of meeting dated September 29, 2021, accompanying this Solicitation Statement;

“Proposed Amendments” has the meaning set out in the section of this Solicitation Statement entitled “Introduction”;

“Proxy Cut-Off Time” means 4:00 p.m. (Eastern Time) on November 8, 2021, unless such deadline is extended or the Meeting is adjourned or postponed (in which case the “Proxy Cut-Off Time” shall be no later than 48 hours (excluding Saturdays, Sundays and holidays observed in Toronto, Ontario and Montreal, Québec) before the time for holding such adjourned or postponed Meeting), provided that the Company and the Tabulation Agent reserve the right to waive the Proxy Cut-Off Time and accept and treat as valid those consents and proxies received after the Proxy Cut-Off Time for the purpose of both the Consent Solicitation and the Meeting;

“Proxy Solicitation” has the meaning set out in the section of this Solicitation Statement entitled “Introduction”;

“Rating Event” means, with respect to the relevant series of Debentures, the rating of such series of Debentures is lowered to below an Investment Grade Rating by at least two out of three of the Specified Rating Agencies if there are three Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of the relevant series of Debentures is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the relevant series of Debentures as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of BCE’s or the Company’s intention or agreement to effect a Change of Control.

“Record Date” means the close of business on September 15, 2021;

“Resident Debentureholder” has the meaning set out in the section of this Solicitation Statement entitled “Certain Canadian Federal Income Tax Considerations – Residents of Canada”;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian Securities Administrators and accessible at www.sedar.com;

“Solicitation” means both the Consent Solicitation and the Proxy Solicitation;

“Solicitation Agent” means BMO Nesbitt Burns Inc., as solicitation agent in connection with the Solicitation and the Meeting;

“Solicitation Statement” means this Consent and Proxy Solicitation Statement dated September 29, 2021, as it may be amended or supplemented;

“Specified Rating Agency(ies)” means each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate the relevant series of Debentures, as the case may be, or failed to make a rating of the relevant series of Debentures publicly available for reasons outside of the Company’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate the relevant series of Debentures, or fails to make a rating of the relevant series of Debentures publicly available for reasons outside of the Company’s control, the Company may select any other “designated rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be.

“subsidiary”, as defined in the 1976 Indenture, means any corporation the majority of the shares of capital stock of which at the time outstanding, having under ordinary circumstances (not dependent upon the happening of a contingency) voting power to elect a majority of directors of such corporation, is owned directly or indirectly by the Company or by one or more of its other subsidiaries or by the Company in conjunction with one or more of its other subsidiaries;

“Supplemental Indenture” means the supplemental indenture amending the terms of the 1976 Indenture to give effect to the Proposed Amendments, to be entered into by the Company, BCE, as guarantor and the Trustee, as trustee, as more particularly described in the Extraordinary Resolution;

“Tabulation Agent” means TSX Trust Company, in its capacity as tabulation agent;

“Tangible Property”, as defined in the 1976 Indenture, means (a) all property of the Company utilized in its business and operations, including property owned by the Company and leased to a subsidiary, and including current assets, other than (i) investments in and loans or advances to subsidiaries and affiliates (except Wholly Owned Subsidiaries), (ii) deferred charges and (iii) goodwill, trademarks and other intangible assets, less (b) current liabilities and any other Current Debt, in each case determined in a manner consistent with the Company’s most recent audited balance sheet prepared in accordance with generally accepted accounting principles as applied in Canada;

“Tax Act” has the meaning set out in the section of this Solicitation Statement entitled “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals” has the meaning set out in the section of this Solicitation Statement entitled “Certain Canadian Federal Income Tax Considerations”;

“Trustee” means BNY Trust Company of Canada – Compagnie Trust BNY Canada (including any successor trustee), in its capacity as trustee under the 1976 Indenture; and

“Wholly-Owned Subsidiary”, as defined in the 1976 Indenture, means any corporation of which the Company or another Wholly Owned Subsidiary owns all the outstanding equity securities and Funded Debt which such corporation may have issued, incurred, assumed or guaranteed, except shares necessary to qualify its directors.

THE PROPOSED AMENDMENTS AND FEE

All statements herein regarding the substance of any provision of the Proposed Amendments and the 1976 Indenture are qualified in their entirety by reference to Exhibit B hereof and the 1976 Indenture. Copies of the 1976 Indenture are available upon request from the Information Agent at the address and telephone number set forth on the back cover of this Solicitation Statement.

References to the section numbers of the provisions of the 1976 Indenture proposed to be amended are set forth in this section. Debentureholders are also referred to the full text of the applicable amended provisions of the 1976 Indenture, a copy of which is attached hereto as Exhibit B, and is shown in a “blacklined” format reflecting the proposed changes to each of the provisions.

We are separately but concurrently soliciting written consents and proxies for the approval by Debentureholders of the Extraordinary Resolution. In approving the Extraordinary Resolution, the Debentureholders will be authorizing and approving the Proposed Amendments to the 1976 Indenture, and authorizing the Company, at its option, and the Trustee to enter into and execute and deliver the Supplemental Indenture to give effect to the Proposed Amendments, and will be authorizing and directing the Company and the Trustee, as trustee, as applicable, to take such actions and execute and deliver such documents as may be necessary to carry out the intent of the Extraordinary Resolution.

Proposed Amendments

The Proposed Amendments, if approved by the Debentureholders and implemented, will result in:

•

no change to the interest rate, interest payment schedule, principal amount or maturity date of any outstanding Debentures nor the guarantee by BCE of Bell Canada’s payment obligations under the Debentures and the 1976 Indenture;

•	the alignment of the 1976 Indenture more closely with current and generally accepted market practice in Canada for investment-grade senior unsecured debt;

•	the amendment or deletion of certain of the covenants of the 1976 Indenture to align them more closely to the covenants in the 1997 Indenture and the 2016 U.S. Indenture;

•

the inclusion of a requirement for the Company to make an offer to repurchase the Debentures at 101% of their principal amount in the event of certain change of control events affecting the Company or BCE together with certain downgrades of the credit ratings of the Debentures to ratings below investment grade;

•	reduced administrative and governance processes;

•	increased financial flexibility for the Company to manage its capital structure without being subject to the Funded Debt incurrence tests in the 1976 Indenture; and

•	the ability for the Company to continue as the sole public debt issuer in the BCE group corporate structure.

The Proposed Amendments are to:

(a)	delete section 5.05 (Covenant not to Issue More First Mortgage Bonds) of the 1976 Indenture.

This covenant is no longer relevant as the previous First Mortgage Bonds under the First Mortgage Trust Indenture (each as defined in the 1976 Indenture) have all matured and been repaid and such indenture has been terminated and discharged;

(b)	further to the above amendment, amend section 5.06 (Limitation on Liens) of the 1976 Indenture to delete references to mortgages under the First Mortgage Trust Indenture as being permitted;

(c)

delete section 5.07 (Limitation on Sale and Leaseback Transactions) of the 1976 Indenture, which restricts the application of proceeds from sale and leaseback transactions, and amend section 5.08 (Additional Permitted Liens and Sale and Leaseback Transactions) of the 1976 Indenture to remove reference to such transactions.

One of the original intents of such limitations was to recognize that certain sale and leaseback transactions could create significant “off balance sheet” obligations without being recognized for accounting purposes as Debt by the obligor. This covenant requires that the proceeds of such transactions be used to repay Debt as a means of controlling the total amount of Debt and debt-like obligations outstanding. Generally accepted accounting principles have changed considerably in recent years such that most lease obligations are now recognized on the balance sheet of the obligor. As such, there is greater transparency in financial statements to enable understanding of the full extent of financial obligations and such controls through indenture covenants are less important. While the Company has no current intention to engage in significant sale and leaseback transactions, these amendments would align the 1976 Indenture with the terms of the 1997 Indenture and the 2016 U.S. Indenture, as there is no such limitation covenant in the 1997 Indenture or the 2016 U.S. Indenture, and would align with generally accepted market practice in Canada for investment-grade senior unsecured debt;

(d)

delete section 5.09 (Limitations on Issuance of Additional Funded Debt) of the 1976 Indenture, which requires the Company to meet two financial ratio tests or meet certain other requirements on incurrence of new Funded Debt.

Deletion of this covenant would mean the Company would no longer be subject to meeting financial ratio tests related to Earnings Available for Payment of Interest Charges and Tangible Property when issuing new Funded Debt. Despite the amount of Debentures outstanding under the 1976 Indenture representing only a small proportion (approximately 4%), of the Company’s total issued and outstanding long term debt, we are currently limited in the amount of senior unsecured Funded Debt financing we can issue by these financial ratio tests at the time such Debt is incurred. These limitations could adversely affect our business development, which is capital intensive, and increase our costs of raising capital. Our more recent 1997 Indenture and 2016 U.S. Indenture, and the more modern indentures of other large corporate investment-grade debt issuers in Canada, do not contain such covenants. Instead, corporate issuers are guided by and investors evaluate the stated capital management objectives and credit strength of an issuer in evaluating the amount of Debt that is acceptable for an issuer to incur.

Since 2002, the BCE group has sought to maintain an efficient corporate funding structure in which BCE is the issuer of public equity securities and Bell Canada is the issuer of public debt securities, with a guarantee by BCE. This structure is efficient for both BCE and investors and has been maintained diligently through many years and several acquisitions. However, with the limitations imposed on the Company by section 5.09 of the 1976 Indenture, and specifically the ratio test for Tangible Property, we may have to consider structures where BCE and/or a subsidiary company also issues new debt securities. This would be less efficient and could be more onerous for investors to understand the credit strength of the various issuing entities in our corporate structure; and

(e)

amend the 1976 Indenture to include a requirement for the Company to make an offer to repurchase affected series of the Debentures upon a Change of Control Triggering Event, substantially the same as the one that has been included in the terms of recent series of the Company’s debentures issued under the 1997 Indenture and the 2016 U.S. Indenture.

Such covenant would require the Company to offer to repurchase the relevant Debentures for cash in the amount of 101% of the principal amount of such outstanding Debentures, plus accrued and unpaid interest up to but excluding the date of purchase, in the event of certain change of control events affecting the Company or BCE and certain downgrades of the credit ratings of such Debentures to ratings below investment grade. Such a covenant has become common in the Canadian investment-grade debt markets.

The Proposed Amendments are further set forth in Exhibit B hereto. The Debentures will continue to be governed by the terms of the 1976 Indenture, subject to the Proposed Amendments.

Additional ancillary amendments to the 1976 Indenture are expected to be made to give effect to the intent of the amendments detailed above, including deletion of defined terms no longer required and other consequential changes related thereto.

The entering into of the Supplemental Indenture to give effect to the Proposed Amendments is subject to the approval of the Extraordinary Resolution being obtained pursuant to the Consent Solicitation or at the Meeting.

In addition, the Extraordinary Resolution authorizes the Company, without further notice to or approval of the Debentureholders, to not enter into the Supplemental Indenture at its sole discretion. Furthermore, the Company reserves the right to terminate, extend or modify the terms of the Solicitation, and to cancel, postpone or adjourn the Meeting or modify the matters to be considered thereat at any time prior to commencement of the Meeting.

As soon as practical following approval of the Extraordinary Resolution pursuant to the Consent Solicitation or at the Meeting, as applicable, and in compliance with the conditions contained in the 1976 Indenture, assuming the Company does not exercise its discretion not to enter into the Supplemental Indenture, the Company, BCE, as guarantor and the Trustee, as trustee, will execute and deliver the Supplemental Indenture to give effect to the Proposed Amendments.

Fee

Assuming the approval of the Extraordinary Resolution pursuant to the Consent Solicitation or at the Meeting and the effectiveness of the Supplemental Indenture to give effect to the Proposed Amendments, Debentureholders who respond (and, for beneficial holders holding through the CDS book-entry system, who instruct their CDS Participant through the CDSX system) in writing by submission by or on their behalf of a consent and proxy form to consent to or withhold consent from, or to vote in favour of or against, the Extraordinary Resolution will receive payment of the Fee of $0.50 for each $1,000 principal amount of Debentures held as of the Record Date. This payment will be made to all such responding holders of Debentures, whether they consent to or withhold consent from, or vote in favour of or against, the Proposed Amendments. Debentureholders who do not respond to this Solicitation will not receive payment of such Fee even though the Supplemental Indenture will be binding on them if it becomes effective.

The Company will pay the applicable Fee to the Tabulation Agent on or about the Business Day following the Effective Date, and the Tabulation Agent will pay the Fee to CDS for distribution to beneficial Debentureholders, and where applicable to registered holders of Debentures, no later than the third Business Day following the Effective Date. The Fee will be paid to Debentureholders as of the Record Date, and is not transferable with any of the Debentures. No other holder of Debentures, including any Debentureholders to whom any Debentures have been transferred subsequent to the Record Date with respect to such transferred Debentures, will be entitled to receive a Fee. The Company is not responsible for any delays in the payment of the Fee to any person caused by the Tabulation Agent, CDS, any CDS Participant or any other party.

No Fee will be paid if the Extraordinary Resolution is not approved pursuant to the Consent Solicitation or passed at the Meeting, or if the Supplemental Indenture does not become effective. Interest will not accrue on or be payable with respect to the Fee.

Any Fee paid by the Company will be made without withholding or deduction for taxes unless required by law. It is not entirely free from doubt whether the Fee is subject to withholding under the Tax Act. The Company does not intend on withholding any amounts pursuant to the Tax Act upon payment of any Fee.

GENERAL INFORMATION REGARDING THE SOLICITATION AND MEETING

Approval of Debentureholders under the 1976 Indenture

Extraordinary Resolution and Quorum at the Meeting

An “extraordinary resolution” is defined in Section 9.13 of the 1976 Indenture as a resolution proposed to be passed at a meeting of Debentureholders duly convened in accordance with the provisions contained in the 1976 Indenture at which the holders of more than 50% of the principal amount of the Debentures outstanding are present in person or by proxy, and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of Debentures represented at the meeting and voted on a poll upon such resolution. However, the 1976 Indenture further provides that, in the absence of a quorum at the initial date and time for a Debentureholder meeting, the meeting may be adjourned for a period of not less than 21 days nor more than 60 days and to such place and time as may be appointed by the chairman of the meeting. Not less than ten days’ notice shall be given of the time and place of such adjourned meeting and, at the adjourned meeting, the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally called.

Written Consent

Section 9.15 of the 1976 Indenture further provides that all actions that may be taken and all powers that may be exercised by the Debentureholders at a meeting of Debentureholders by “extraordinary resolution” may also be taken and exercised by an instrument in writing signed in one or more counterparts by Debentureholders holding not less than 66 2/3% of the principal amount of all Debentures outstanding.

Consents and Voting at the Meeting

The Debentureholders will provide consents, and vote, together as a single class with respect to approval of the Extraordinary Resolution by written consent or by vote at the Meeting. Each Debentureholder as of the Record Date will have one vote in respect of each $1,000 principal amount of Debentures of which such Debentureholder shall then be the holder as of the Record Date.

As of the Record Date the following Debentures were outstanding:

•	$400,000,000 principal amount of 10% Debentures, Series EH, due November 15, 2041;

•	$125,000,000 principal amount of 9.7% Debentures, Series EJ, due December 15, 2032;

•	$150,000,000 principal amount of 9.25% Debentures, Series EO, due May 15, 2053;

•	$150,000,000 principal amount of 10% Debentures, Series EU, due December 1, 2054; and

•	$150,000,000 principal amount of 7% Debentures, Series EZ, due September 24, 2027.

Section 9.11(l) of the 1976 Indenture provides that at a meeting of Debentureholders, the Debentureholders shall have the power, exercisable by “extraordinary resolution”, to assent to any modification of or change in or addition to or omission from the provisions contained in the 1976 Indenture which shall be agreed to by the Company, and to authorize the Trustee to execute any indenture supplemental to the 1976 Indenture embodying any such modification, change, addition or omission or any deeds, documents or writings authorized by such resolution.

Binding Effect

Section 9.16 of the 1976 Indenture provides that an “extraordinary resolution” passed at a meeting of Debentureholders or by an instrument in writing in lieu of a meeting of Debentureholders, each in accordance with the provisions contained in the 1976 Indenture, shall, subject to the requirements contained in the 1976 Indenture, be binding upon all Debentureholders, whether or not present at such meeting and whether or not signatories thereto, as applicable, and each and every Debentureholder and the Trustee shall be bound by such extraordinary resolution and instrument in writing.

Consent Solicitation

The Company is soliciting the written consent of Debentureholders in the Consent Solicitation to the passing of the Extraordinary Resolution. Debentureholders who execute and deliver a valid consent and proxy form consenting to and voting for the approval of the Extraordinary Resolution (and who do not validly revoke such consent and proxy) prior to the Proxy Cut-Off Time shall be considered to have provided written consent to the Extraordinary Resolution for the purposes of the Consent Solicitation. If Debentureholders representing not less than 66 2/3% of the principal amount of all outstanding Debentures have delivered valid consents and proxies consenting to and voting for the approval of the Extraordinary Resolution by the Proxy Cut-Off Time (and have not validly revoked such consents and proxies), the Extraordinary Resolution will be passed by the written consent of the Debentureholders and the Meeting will be cancelled. The Company will notify Debentureholders of any such approval and cancellation of the Meeting prior to the commencement of the Meeting.

The Company reserves the right to terminate, extend or modify the terms of the Consent Solicitation at any time.

Approval of the Extraordinary Resolution at the Meeting

Should the Meeting be held, Debentureholders will be asked to consider and vote on the Extraordinary Resolution. To be passed at the Meeting, the Extraordinary Resolution must be approved, subject to the terms of the 1976 Indenture, by an extraordinary resolution passed by not less than 66 2/3% of the principal amount of Debentures, voting as a single class, represented at the Meeting (having the required quorum as described above) and voted on a poll upon such resolution. The text of the Extraordinary Resolution is set forth in Exhibit A of this Solicitation Statement. For greater certainty, if the Extraordinary Resolution is so approved, no additional approval by any one or more of the series of Debentures is required for the Extraordinary Resolution to be effective.

Record Date

The Record Date for the purposes of determining the Debentureholders entitled to receive notice of and to provide instructions with respect to written consents and to vote at the Meeting is the close of business on September 15, 2021.

Date and Time of the Meeting

The Meeting, if required to be held, will be held on November 12, 2021 in a virtual-only live webcast format at 10:00 a.m. (Eastern time).

Notwithstanding the foregoing, the Company may, at its option, at any time prior to the Meeting, cancel or postpone the Meeting or modify the matters to be considered thereat. In the event that the Extraordinary Resolution is approved pursuant to the Consent Solicitation, the Meeting will be cancelled. In addition, to the extent that the Meeting is held and a quorum is not present at the commencement of the Meeting, the Meeting may be adjourned in accordance with the 1976 Indenture, as described above under “Approval of Debentureholders under the 1976 Indenture – Extraordinary Resolution and Quorum at the Meeting”, and at the adjourned meeting, the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the Meeting was originally called.

Virtual Meeting Format

Should the Meeting be held, Bell Canada will be holding the Meeting in a virtual-only format, which will be conducted via live webcast. Debentureholders will not be able to attend the Meeting in person. Attending the Meeting online enables registered Debentureholders and duly appointed proxyholders, including non-registered (beneficial) Debentureholders who have duly appointed themselves as proxyholder, to participate at the Meeting and ask questions, all in real time. Registered Debentureholders and duly appointed proxyholders can vote at the appropriate times during the Meeting.

•	Log in online at BCE.ca/DebentureholderMeeting2021 or at BCE.ca/Assembleedetenteursdebentures2021. We recommend that you log in at least one hour before the Meeting starts.

•	If you or your duly appointed proxyholder have a 13-digit Control Number, you will be able to vote your Debentures. On the voting platform, you will be asked to enter the 13-digit Control Number.

Registered Debentureholders: The control number located on the consent and proxy form is your 13-digit Control Number.

Duly appointed proxyholders: The Tabulation Agent will provide the proxyholder with a 13-digit Control Number by email after the proxy voting deadline has passed and the proxyholder has been duly appointed. The proxyholder may contact the Tabulation Agent at 1-866-751-6315 or complete a form on https://lp.astfinancial.com/controlnumber to obtain a control number for the Meeting.

Guests, including non-registered (beneficial) Debentureholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out above. Guests can listen to the Meeting but are not able to vote or ask questions.

If you attend the Meeting online and have logged in with a 13-digit Control Number, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

Appointment of Proxies

If you are a registered Debentureholder or proxy thereof, you may provide consent and vote at the Meeting, if held, or if you do not wish to, or are unable to, participate in the Meeting, you can exercise your right to vote at the Meeting, by completing, signing and returning the accompanying consent and proxy form to the Tabulation Agent in accordance with the instructions set out therein by 4:00 p.m. (Eastern time) on November 8, 2021, unless such deadline is extended or the Meeting is adjourned or postponed, in which case the deadline for submitting a proxy shall be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting. The Company and the Tabulation Agent reserve the right to waive the Proxy Cut-Off Time and accept and treat as valid those consent and proxy forms received after the Proxy Cut-Off Time for the purpose of both the Consent Solicitation and the Meeting.

Procedures for Providing Consent and Voting

The consent and proxy form delivered with this Solicitation Statement provides a means for a registered Debentureholder or proxy thereof to consent to or withhold consent from, and vote for or against, the Extraordinary Resolution. The holders of the Debentures represented by the accompanying consent and proxy form will consent to or withhold consent from, and vote for or against, the Extraordinary Resolution in accordance with their instructions as specified in the consent and proxy form. The consent and proxy form further provides that if a registered Debentureholder or proxy thereof submits a consent and proxy form that does not specify whether such Debentures are to consent to or withhold consent from, or be voted for or against the Extraordinary Resolution, they will be deemed to consent to and the proxyholder will vote for the Extraordinary Resolution.

The accompanying consent and proxy form when properly completed, signed and deposited with the Tabulation Agent, confers discretionary authority upon the proxyholder(s) named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to any matters that may properly come before the Meeting. The Company currently knows of no such amendments, variations or other matters which may come before the Meeting other than those referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed consent and proxy form to vote on such amendment, variation or other matter in accordance with their judgment.

Debentureholders and proxyholders who execute and deliver a valid consent and proxy form and consent to and vote for the Extraordinary Resolution (and who do not validly revoke such consent and proxy form) prior to the Proxy Cut-Off Time shall be considered to have provided written consent to the Extraordinary Resolution for the purposes of the Consent Solicitation.

Revocation of Consents and Proxies

A Debentureholder or proxy thereof who has given a consent and proxy form may revoke the consent and proxy by an instrument in writing, including another consent and proxy form bearing a later date, duly executed by the Debentureholder or proxy thereof or by his or her authorized attorney, and deposited with the Tabulation Agent as provided above, provided the revocation is received prior to 4:00 p.m. (Eastern Time) on November 8, 2021. Any revocations received after this time will not have any effect. A Debentureholder may also revoke a consent and proxy in any other manner permitted by law.

Only registered Debentureholders or proxies thereof have the right to revoke a consent and proxy form submitted by them. A beneficial holder may revoke consent and proxy instructions or a voting instruction form provided by its CDS Participant in accordance with the instructions provided therein.

Beneficial Debentureholders

Based on the register of Debentures maintained by the Trustee, all of the Series EO and EU Debentures, and the majority of the Series EJ and EZ Debentures, are held through a “book-entry” system under which such Debentures are evidenced by global certificates that are registered in the name of CDS, with the balance of the Series EJ and EZ Debentures, and all of the Series EH Debentures, being directly registered in the name of certain individual or other holders. Please contact the Information Agent if you are unsure whether you are a registered Debentureholder.

A beneficial Debentureholder as of the close of business on the Record Date is entitled to: (a) provide instructions regarding whether to consent or withhold consent, and direct how the Debentures beneficially owned by such holder are to be voted at the Meeting, or (b) obtain a legal form of proxy from the applicable CDS Participant that will entitle the holder to attend and vote at the Meeting.

Only registered Debentureholders as of the Record Date (being September 15, 2021), or the persons they appoint as their proxyholders, have the right to provide or withhold consent as part of the Consent Solicitation (or to vote at the Meeting), or to appoint or revoke a proxy. For those Debentures that are held through CDS or another registered holder, that registered holder or its duly appointed proxyholders, may only consent or withhold consent or vote the Debentures in accordance with instructions received from the beneficial Debentureholders. Beneficial Debentureholders as of the Record Date wishing to make an election to consent or withhold consent as part of the Consent Solicitation or to have their Debentures voted at the Meeting must provide instructions to their CDS Participant who will execute an election of those instructions, through CDSX, in sufficient time (as determined by their broker or other intermediary through which they hold their Debentures, which may be prior to the Proxy Cut-Off Time) prior to the deadline for providing elections with respect to consent as part of the Consent Solicitation or for depositing proxies and voting instructions for the Meeting.

Beneficial Debentureholders may direct their CDS Participant to make an election to consent or withhold consent and vote through CDSX prior to the deadline. However, the completed and executed consent and proxy form must also be returned to the Tabulation Agent by the registered Debentureholder or those CDS Participants designated as proxies of the registered Debentureholder, if and as applicable, even when a direction or an election is made through CDSX. Instructions and directions submitted through CDSX will constitute an instruction and direction to the registered holder of the applicable Debentures, or its proxyholder (where applicable), to complete, execute and deliver a consent and proxy form as so instructed and directed, and to receive payment of any Fee through CDSX.

Applicable regulatory policy requires the Company to forward meeting materials to applicable CDS Participants for onward distribution to beneficial Debentureholders who have not waived their right to receive such materials and CDS Participants to seek voting instructions from such beneficial Debentureholders in advance of the Meeting. Every CDS Participant has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Debentureholders in order to ensure that their Debentures are voted as part of the Solicitation.

Although beneficial holdings of Debentureholders may not be recognized directly at the Meeting for the purposes of voting Debentures registered in the name of CDS, a beneficial Debentureholder may attend the Meeting as a proxyholder and vote its Debentures in that capacity. If a beneficial Debentureholder wishes to attend the

Meeting and vote its Debentures, it must do so as proxyholder for the registered holder of the Debentures. To do this, a beneficial Debentureholder should enter its name in the blank space on the applicable form of consent and proxy or voting instruction form provided to it and return the document to its CDS Participant in accordance with the instructions provided by such CDS Participant well in advance of the Proxy Cut-Off Time.

Beneficial Debentureholders who wish to elect with respect to the Consent Solicitation or vote their Debentures at the Meeting must carefully follow the procedures and instructions received from their CDS Participant and contact their CDS Participant if they need assistance. CDS Participants may set deadlines for the return of consent and voting instructions that are well in advance of the Proxy Cut-Off Time.

Fees and Expenses

The Company will bear the costs of the Solicitation and of the Meeting, if held, including the fees and expenses of the Information Agent, the Solicitation Agent and the Tabulation Agent and any solicitation of consents or proxies by officers, directors or employees of the Company, as well as the legal, printing and other costs associated with the preparation of the Solicitation Statement. The Company will pay the Trustee under the 1976 Indenture reasonable and customary compensation for its services in connection with the matters contemplated herein, plus reimbursement for expenses.

Brokers, dealers, trust companies and other nominees will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding materials to their customers. The Company will not be responsible for any expenses incurred by Debentureholders in connection with the Solicitation and the Meeting. The Company will pay all other fees and expenses attributable to the Solicitation and the Meeting, other than expenses incurred by any Debentureholders.

Additional Information

The Company is not using “notice and access” to send materials relating to the Solicitation and the Meeting to registered or beneficial Debentureholders. The Company is not sending materials directly to non-objecting beneficial owners and will pay for delivery of materials and requests for consent and voting instructions by intermediaries, including to objecting beneficial owners.

These security holder materials are being sent to both registered and non-registered owners of the Debentures. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of Debentures, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The Trustee will not be responsible for organizing or running the Meeting, if held. The Trustee will not be involved in tabulating the results of voting at the Meeting, including verifying the holdings of Debentureholders and validating consent and proxy forms. The Trustee will not be liable for any damages incurred in connection with calling, holding and convening the Meeting including, but not limited to, any electronic software or hardware used for conducting the Meeting, or the process for participating in and voting at the Meeting as set out herein.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations of the receipt of the Fee and the adoption of the Proposed Amendments under the Income Tax Act (Canada) and the regulations thereunder, as amended (the “Tax Act”), generally applicable to a Debentureholder who, for purposes of the Tax Act, holds the Debentures as capital property, deals at arm’s length with the Company and is not affiliated with the Company. Generally, the Debentures will be considered to be capital property to a Debentureholder for the purposes of the Tax Act unless the holder holds such Debentures in the course of carrying on a business or has acquired or holds them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decisions or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not applicable to a Debentureholder (i) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules, (ii) an interest in which would be a “tax shelter investment”, as defined in the Tax Act, (iii) that is a “specified financial institution”, as defined in the Tax Act, (iv) that has made a “functional currency” election under section 261 of the Tax Act, (v) that has, or will, enter into a “derivative forward agreement” as defined in the Tax Act in respect of the Debentures, or (vi) that is exempt from tax under Part I of the Tax Act.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice or representations to any particular Debentureholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Debentureholders are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to them.

Residents of Canada

This portion of the summary is generally applicable to a Debentureholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada (a “Resident Debentureholder”). Certain Resident Debentureholders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem to be capital property any Debentures (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Debentureholder in the taxation year in which the election is made and in all subsequent taxation years. Resident Debentureholder whose Debentures might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Receipt of the Fee

While there is no authority addressing directly the Canadian tax treatment of the receipt of the Fee, a Resident Debentureholder who receives the Fee will generally be required to include the amount of such Fee in computing the income of the Resident Debentureholder for the taxation year in which such Fee is received. Resident Debentureholders should consult their own tax advisors having regard to their own particular circumstances.

Proposed Amendments

The adoption of the Proposed Amendments to the 1976 Indenture should not, in and of itself, result in a novation or be considered to fundamentally alter the terms of the Debentures causing a rescission. Accordingly, the adoption of the Proposed Amendments should not, in and of itself, result in a disposition of the Debentures for purposes of the Tax Act and the adoption of the Proposed Amendments should not, in and of itself, give rise to any consequences under the Tax Act to a Resident Debentureholder.

Non-Residents of Canada

This portion of the summary is generally applicable to a Debentureholder that, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention (i) is not, and is not deemed to be, resident in Canada, (ii) is neither a “specified shareholder” of Bell Canada nor a person not dealing at arm’s length with a “specified shareholder” of Bell Canada as defined in subsection 18(5) of the Tax Act, and (iii) does not use or hold, and is not deemed to use or hold, the Debentures in a business carried on in Canada (a “Non-Resident Debentureholder”).

Receipt of the Fee

Any Fee paid by the Company will be made without withholding or deduction for taxes unless required by law. It is not entirely free from doubt whether the Fee is subject to withholding under the Tax Act. The Company does not intend on withholding any amounts pursuant to the Tax Act upon payment of any Fee.

Proposed Amendments

The adoption of the Proposed Amendments should not, in and of itself, give rise to any consequences under the Tax Act to a Non-Resident Debentureholder.

OTHER BUSINESS

The Company is not aware of any matters relating to the Consent Solicitation or intended to come before the Meeting, if held, other than those items of business set forth in the attached Notice of Meeting accompanying this Solicitation Statement. If any other matters properly arise or come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

SOLICITATION AGENT, INFORMATION AGENT AND TABULATION AGENT

The Company has retained BMO Nesbitt Burns Inc. as Solicitation Agent in connection with the Consent Solicitation and the Meeting. In its capacity as Solicitation Agent, BMO Nesbitt Burns Inc. may contact Debentureholders regarding the Consent Solicitation and the Meeting and may request brokers, dealers and other nominees to forward this Solicitation Statement and related materials to Debentureholders. The Solicitation Agent will receive reasonable and customary compensation from the Company for its services in connection with the Consent Solicitation and the Meeting, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Consent Solicitation and the Meeting.

The Solicitation Agent and its respective affiliates, in the ordinary course of their businesses, may make markets in, and may own for their own account or for the account of others, securities of the Company, including the Debentures. As a result, from time to time, the Solicitation Agent and its respective affiliates may own or trade certain of the securities of the Company, including the Debentures. In the ordinary course of their businesses, the Solicitation Agent and its respective affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company and/or perform financial advisory services for which they received, or will receive, customary fees and expenses.

The Solicitation Agent or its respective affiliates may provide consents and proxies and consent as part of the Consent Solicitation or vote at the Meeting with respect to Debentures that they hold for their own account or for which they hold or exercise direction over for the accounts of others.

TSX Trust Company has been appointed by the Company as Tabulation Agent in connection with the Consent Solicitation and the Meeting. The Tabulation Agent will receive reasonable and customary compensation from the Company for its services in connection with the Consent Solicitation and the Meeting, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Consent Solicitation and the Meeting.

The Company has retained D.F. King Canada, now part of TMX Group, to act as Information Agent in connection with the Consent Solicitation and the Meeting. The Information Agent will receive reasonable and customary compensation from the Company for its services in connection with the Consent Solicitation and the Meeting, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Consent Solicitation and the Meeting.

The Solicitation Agent, the Tabulation Agent and the Information Agent do not assume any responsibility for the accuracy or completeness of the information contained in this Solicitation Statement or any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

LEGAL MATTERS

Certain Canadian legal matters relating to this Solicitation Statement are to be passed upon by Blake, Cassels & Graydon LLP on behalf of the Company and BCE. Sullivan & Cromwell LLP have advised the Company and BCE regarding certain matters of United States law.

EXHIBIT A

EXTRAORDINARY RESOLUTION

BE IT RESOLVED, AS AN EXTRAORDINARY RESOLUTION OF THE DEBENTUREHOLDERS, THAT:

1.

The amendments (the “Proposed Amendments”) to the terms of the trust indenture dated as of July 1, 1976 as amended or supplemented from time to time (the “1976 Indenture”), among Bell Canada (the “Company”), BCE Inc., as guarantor (by way of supplemental indenture dated as of February 1, 2007) (the “Guarantor”), and BNY Trust Company of Canada – Compagnie Trust BNY Canada, as successor trustee to CIBC Mellon Trust Company – Compagnie Trust CIBC Mellon, as trustee (including any successor trustee, the “Trustee”), as described in the consent and proxy solicitation statement of the Company dated September 29, 2021, are hereby authorized, approved, sanctioned and assented to.

2.

The entering into by the Company, the Guarantor and the Trustee of, and the performance of their obligations under, a supplemental indenture (the “Supplemental Indenture”) amending the terms of the 1976 Indenture to give effect to the Proposed Amendments, together with any such other amendments to the 1976 Indenture that do not require approval of the Debentureholders, are hereby authorized and approved.

3.

Notwithstanding the passing of this resolution or the passing of similar resolutions, without further notice to, or approval of, the Debentureholders, (i) the Trustee is hereby authorized and empowered to amend the 1976 Indenture to the extent permitted by the 1976 Indenture, and (ii) the Company is hereby authorized and empowered not to give effect to this extraordinary resolution, nor enter into the Supplemental Indenture at any time, at its sole discretion, prior to the execution and delivery of the Supplemental Indenture.

4.

Subject to Paragraph 3(ii), the Debentureholders authorize and direct the Company and the Trustee, as applicable, to take such actions and execute and deliver such documents as counsel may advise are necessary to carry out the intent of this extraordinary resolution.

5.

Any director or officer, the Vice-President, Legal and Corporate Secretary, the Vice-President, Finance and Assistant Treasurer of the Company, or counsel for the Company, is hereby authorized and directed, for and on behalf of the Company, to execute and deliver, or cause to be executed and delivered, any and all documents, agreements and instruments and to perform, or cause to be performed, such acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing.

6.

The Trustee is hereby authorized and directed to execute and deliver the Supplemental Indenture and all other documents and instruments and to take such other actions as it may deem necessary or desirable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

A-1

EXHIBIT B

AMENDMENTS TO THE 1976 INDENTURE (BLACKLINED)

(See attached)

SECTION 1.01       Definitions. In this Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

“affiliate” means any person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the Company. A person shall be presumed to be controlled by the Company if (i) in accordance with generally accepted accounting principles in Canada, its accounts are consolidated with those of the Company or it is accounted for by the equity method in the Company’s consolidated financial statements and (ii) the Company owns directly or indirectly securities representing 25% or more of the common equity of such person or possessing under ordinary circumstances more than 25% of the voting power of all securities entitled to elect directors, managers or trustees of such person;

~~“Attributable Debt” in respect of a Sale and Leaseback Transaction referred to in Section 5.08 means, at the time of determination, the present value (discounted at the actual interest rate inherent in such arrangement, as determined in good faith by the Company, compounded semi-annually) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term “net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges;~~

“certificate of the Company” means a written certificate signed in the name of the Company by its chairman of the board, its president or a vice-president and by its secretary or any assistant secretary or treasurer or any assistant treasurer, or by any one of the said officers and a director, and may consist of one or more instruments so executed;

“certified resolution” means a copy of a resolution certified by the secretary or an assistant secretary of the Company under its corporate seal to have been duly passed by the directors and to be in full force and effect on the date of such certification;

“Company” means the Party of the First Part and every successor company which shall have complied with the provisions of Article Eight;

“counsel” means a barrister or solicitor or firm of barristers and solicitors retained by the Trustee or retained by the Company and acceptable to the Trustee;

“Current Debt” means all Debt other than Funded Debt;

“Debentures” means the Debentures or other debt security of the Company issued and certified hereunder and for the time being outstanding, “coupon Debentures” means Debentures which are issued with interest coupons attached, “coupons” means the interest coupons attached or pertaining to coupon Debentures, “fully registered Debentures” means Debentures without coupons which are registered as to principal and interest as hereinafter provided, “registered Debentures” means and includes fully registered Debentures and coupon Debentures registered as to principal only; and “unregistered Debentures” means Debentures which are not so registered;

“Debentureholders” or “holders” means as regards registered Debentures the several persons for the time being entered in the registers hereinafter mentioned as holders thereof and as regards unregistered Debentures the bearers thereof for the time being;

“Debentureholders’ Request” means an instrument signed in one or more counterparts by the holder or holders of not less than 25% in principal amount of the Debentures outstanding for the time being, requesting the Trustee to take some action or proceeding specified therein;

“Debt” means all indebtedness issued, assumed or guaranteed for borrowed money or for the deferred purchase price of property;

“director” means a director of the Company for the time being, and reference without more to action by the directors means action by the directors of the Company as a board or, whenever duly empowered, action by an executive committee of the board;

~~“Earnings Available for Payment of Interest Charges” during any 12 month period means net income of the Company (which shall include any interest charged to construction) for such period before extraordinary items (net of taxes) plus all (i) taxes, including deferred taxes, in respect of income, (ii) interest charges on any Debt which is Funded Debt as of the date of determination, and (iii) interest charges on Current Debt retired or to be retired by or in anticipation of the Funded Debt proposed to be issued, assumed or guaranteed or Funded Debt issued, assumed or guaranteed since the beginning of such 12 month period;~~

“event of default” has the meaning attributed to it in section 6.01;

“extraordinary resolution” has the meaning attributed to it in Article Nine;

~~“First Mortgage Trust Indenture” means the Trust Indenture and Mortgage securing the First Mortgage Bonds of the Company dated as of March 1, 1925 between the Company and The Royal Trust Company, as trustee thereunder, and the Trust Deed of Hypothec, Mortgage and Pledge in notarial form passed before Herbert Bayne McLean, notary, on February 13, 1925, between the Company and the said The Royal Trust Company, as trustee, the said Trust Deed of Hypothec, Mortgage and Pledge being supplemental to and containing terms and conditions identical with those contained in the said Trust Indenture and Mortgage, as supplemented, modified or amended by fifty pairs of supplemental trust indentures (each pair consisting of a Supplemental Trust Indenture and Mortgage and a Supplemental Trust Indenture of Hypothec, Mortgage and Pledge in notarial form) all in favour of the said trustee; and a fifty-first pair of supplemental trust indentures dated as of June 22, 1976 between the Company and Canada Permanent Trust Company, providing inter alia for the replacement of The Royal Trust Company as trustee by Canada Permanent Trust Company as successor trustee;~~

~~“First Mortgage Bonds” means the bonds issued by the Company under the First Mortgage Trust Indenture;~~

“Funded Debt” means all Debt maturing by the terms thereof on, or extendible at the option of the obligor to, a date more than one year after the date of determination thereof;

“Mortgage” includes a mortgage, hypothec, security interest, pledge, lien or privilege, floating charge or other encumbrance;

“Net Worth of the Company” means the amount of shareholders’ equity as shown by the Company’s most recent audited balance sheet prepared in accordance with generally accepted accounting principles as applied in Canada;

“person” means an individual, a corporation, a partnership, a trustee or an unincorporated organization; and pronouns have a similarly extended meaning;

“Purchase Money Mortgage” means Mortgages on property existing at the time of acquisition thereof by the Company; or Mortgages on any property of the Company acquired, constructed or improved by the Company after the date of this Indenture which are created or assumed contemporaneously with, or within 180 days after, such acquisition, or completion of such construction or improvement, to secure or provide for the payment of the purchase price thereof or the cost of construction or improvements thereon incurred after the date of this Indenture (including the cost of any underlying real property to which the Mortgage is permitted to extend by the following proviso) provided, however, that in the case of any such acquisition, construction or improvement, the Mortgage shall not apply to any property theretofore owned by the Company, other than, in the case of any such construction or improvement, any real property, theretofore substantially unimproved for the purposes of the Company, on which the property so constructed, or the improvement, is located and other than any machinery or equipment installed at any time so as to constitute immovable property or a fixture on the real property on which the property so constructed, or the improvement, is located;

~~“Sale and Leaseback Transaction” means any arrangement with any person providing for the leasing by the Company of any property, whether such property is now owned or hereafter acquired (except for leases for an original term of not more than three years, including any period for which such lease may, at the option of the lessor, be extended), which property has been or is to be sold or transferred by the Company to such person with the intention of taking back a lease of such property;~~

“subsidiary” means any corporation the majority of the shares of capital stock of which at the time outstanding, having under ordinary circumstances (not dependent upon the happening of a contingency) voting power to elect a majority of directors of such corporation, is owned directly or indirectly by the Company or by one or more of its other subsidiaries or by the Company in conjunction with one or more of its other subsidiaries;

~~“Tangible Property of the Company” means (a) all property of the Company utilized in its business and operations, including property owned by the Company and leased to a subsidiary, and including current assets, other than (i) investments in and loans or advances to subsidiaries and affiliates (except Wholly-Owned Subsidiaries), (ii) deferred charges and (iii) goodwill, trademarks and other intangible assets, less (b) current liabilities and any other Current Debt, in each case determined in a manner consistent with the Company’s most recent audited balance sheet prepared in accordance with generally accepted accounting principles as applied in Canada;~~

“Trust Indenture”, “Indenture”, “herein”, “hereby”, “hereof” and similar expressions mean or refer to this indenture and include any and every indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article” and “section” followed by a number mean and refer to the specified Article or section of this indenture;

“Trustee” means the Party of the Second Part and its successors for the time being in the trusts hereby created;

“United States Indenture” means the Trust Indenture dated as of April 1, 1976 between the Company and Morgan Guaranty Trust Company of New York, as trustee thereunder, providing for the issuance from time to time of securities of the Company;

~~“Wholly-Owned Subsidiary” means any corporation of which the Company or another Wholly-Owned Subsidiary owns all the outstanding equity securities and Funded Debt which such corporation may have issued, incurred, assumed or guaranteed, except shares necessary to qualify its directors;~~

“written order of the Company” means a written order signed in the name of the Company by its chairman of the board, its president or a vice-president and by its secretary or any assistant secretary or treasurer or any assistant treasurer, or by any one of the said officers and a director, and “written request of the Company” has a similar meaning;

words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

ARTICLE FIVE

Covenants of the Company

SECTION 5.01       Payment of Principal, Premium and Interest. The Company hereby covenants and agrees that it will well, duly and punctually pay or cause to be paid to every holder of every Debenture issued hereunder the principal thereof, premium (if any) and interest accrued thereon (including, in case of default, interest on all amounts overdue at the rate specified therein) at the dates and places, in the currencies, and in the manner mentioned herein and in such Debentures and in the coupons, if any, pertaining thereto. Unless otherwise provided in the supplemental indenture creating a series of Debentures, as interest becomes due on each fully registered Debenture (except at maturity or on redemption, when interest may at the option of the Company be paid upon surrender of such Debenture for payment) the Company, either directly or through the Trustee or any paying agent, shall send by prepaid ordinary mail a cheque for such interest (less any tax, if any, required to be withheld therefrom) payable to the order of the then registered holder of such Debenture and addressed to him at his last address appearing on the appropriate register, unless such holder otherwise directs. In the case of joint holders the cheque shall be made payable to the order of all such joint holders and if more than one address appears on the register in respect of such joint holding the cheque shall be mailed to the first address so appearing. The mailing of such cheque shall, to the extent of the sum represented thereby plus the amount of any tax withheld as aforesaid, satisfy and discharge the liability for interest on such Debenture, unless such cheque be not paid at par on presentation at one of the places where such interest is by the terms of such Debenture made payable. In the event of non-receipt of any cheque for interest by the person to whom it is sent as aforesaid, the Company will issue to such person a replacement cheque for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction.

SECTION 5.02       Offices for Notices, Payments and Registration of Transfer, Etc. The Company will maintain in the City of Montreal, and in such other places as the directors of the Company shall designate from time to time, an office or agency where the Debentures may be presented for payment, an office or agency where the Debentures may be presented for registration of transfer, for exchange and for exercise of conversion rights (if any) as in this Trust Indenture provided and an office or agency where notices and demands to or upon the Company in respect of the Debentures or this Trust Indenture may be served. The Company will give to the Trustee written notice of the location of any such office or agency and of any change of location thereof. In case the Company shall fail to maintain any such office or agency or shall fail to give such notice of the location or of any change in the location thereof, presentations and demands may be made and notices may be served at the principal office of the Trustee in the City of Montreal.

SECTION 5.03       Provisions as to Paying Agents.

(a)       The Company will cause any paying agent other than the Trustee which it may appoint to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this section 5.03,

(1)       that it will hold all sums held by it as such agent for the payment of principal of and premium, if any, and interest on any of the Debentures in trust for the benefit of the holders of such Debentures; and

(2)       that it will give the Trustee notice of any failure of the Company or any other obligor upon the Debentures to make any payment of the principal of and premium, if any, and interest on the Debentures when the same shall be due and payable.

(b)       The Company covenants and agrees that, if it should at any time act as its own paying agent, it will hold in trust or cause to be held in trust for the benefit of the holders of such Debentures all sums held by it as such agent for the payment of principal and premium, if any, and interest on any of the Debentures and will notify the Trustee of any default by it in the making of any such payment.

(c)         Anything in this section 5.03 to the contrary notwithstanding, the Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Trust Indenture or for any other reason, pay or cause to be paid to the Trustee all sums held in trust by it and any paying agent hereunder, as required by this section 5.03, such sums to be held by the Trustee upon the trusts herein contained.

(d)       Anything in this section 5.03 to the contrary notwithstanding, the agreement to hold sums in trust as provided in this section 5.03 is subject to sections 7.03 and 7.04.

SECTION 5.04       Appointments to Fill Vacancies in Trustee’s Office. The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint a Trustee, so that there shall at all times be a Trustee hereunder.

SECTION 5.05     ~~Covenant Not to Issue More First Mortgage Bonds. The Company will not issue any bonds under the First Mortgage Trust Indenture except bonds which may be issued, as provided in the First Mortgage Trust Indenture, in respect of bonds which may be surrendered for transfer, exchange or substitution or which may be issued in replacement of bonds mutilated, destroyed, lost or stolen. Nothing in this Trust Indenture contained shall in any way affect or be deemed to affect the liens created by the First Mortgage Trust Indenture on any property heretofore or hereafter acquired by the Company, nor prevent the Company from taking any action deemed necessary by it in order to comply with the requirements of the First Mortgage Trust Indenture.~~[Reserved.]

SECTION 5.06       Limitation on Liens. Subject to the exceptions set forth in section 5.08, the Company will not issue, assume or guarantee any Debt secured by, and will not after the date of this Trust Indenture secure any Debt by, a Mortgage upon any property of the Company (whether now owned or hereafter acquired), without in any such case effectively providing concurrently therewith that the Debentures (together with any other Debt of the Company which may then be outstanding and entitled to the benefit of a covenant similar in effect to this covenant) shall be secured equally and rateably with such Debt, provided, however, that the foregoing restrictions shall not apply to Debt secured by

(i)          Purchase Money Mortgages;

(ii)        Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or at the time of a sale, lease or other disposition to the Company of the properties of a corporation as an entirety or substantially as an entirety;

(iii)       ~~Mortgages required by the First Mortgage Trust Indenture and permitted by section 5.05 hereof;~~[Reserved.]

(iv)       Mortgages on current assets of the Company securing Current Debt of the Company; or

(v)       any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in the foregoing clauses (i) or (ii) or any Mortgage (other than Mortgages created by the First Mortgage Trust Indenture) existing at the date of this Trust Indenture, provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements on such property).

SECTION 5.07       ~~Limitation on Sale and Leaseback Transactions. Subject to the exceptions set forth in section 5.08, the Company will not enter into any Sale and Leaseback Transaction unless the net proceeds of the sale or transfer of the property involved therein have been determined by the directors of the Company to be at least equal to the fair value of such property at the time of such sale or transfer and, either (i) the property sold or transferred could have been subjected to the lien of a Purchase Money Mortgage pursuant to the provisions of section 5.06(i), or (ii) the Company applies or causes to be applied an amount equal to the net proceeds of such sale or transfer within 120 days of the receipt thereof to the retirement (whether at maturity or by prepayment) of Debt of the Company which was Funded Debt at the time of original issuance, assumption or guarantee thereof.~~[Reserved.]

SECTION 5.08       Additional Permitted Liens ~~and Sale and Leaseback Transactions~~. In addition to Mortgages ~~and Sale and Leaseback Transactions~~ permitted by section 5.06 ~~and section 5.07~~, the Company may

(i)       issue, assume or guarantee any Debt secured by, or secure after the date of this Trust Indenture any Debt by, a Mortgage upon any property of the Company (whether now owned or hereafter acquired); and

(ii)       ~~enter into any Sale and Leaseback Transaction~~[Reserved.]

if, after giving effect thereto, ~~the sum of (a)~~ the aggregate principal amount of Debt secured by Mortgages of the Company permitted only by this section 5.08, ~~plus (b) Attributable Debt existing at such time in respect of Sale and Leaseback Transactions of the Company entered into after the date of this Indenture and permitted only by this section 5.08,~~ does not at such time exceed 5% of the Net Worth of the Company.

SECTION 5.09       ~~Limitations on Issuance of Additional Funded Debt. The Company will not issue, assume or guarantee any Funded Debt (other than Funded Debt secured by Purchase Money Mortgages and other than Funded Debt issued as an extension, retirement, renewal or replacement of Debt which was Funded Debt at time of original issuance, assumption or guarantee without increasing the principal amount thereof) ranking equally with the Debentures unless Earnings Available for Payment of Interest Charges during any period of 12 successive calendar months selected by the Company out of 18 such months next preceding the date of the proposed issuance, assumption or guarantee of the new Funded Debt shall have been not less than one and three-quarters times the sum of (i) annualized interest charges on all Funded Debt outstanding at the date of such proposed issuance, assumption or guarantee (except Funded Debt held in any purchase, sinking, amortization or analogous fund and Funded Debt to be retired by the Funded Debt proposed to be issued or to be retired by Funded Debt issued since the beginning of such 12 month period) plus (ii) annualized interest charges on the Funded Debt proposed to be issued, assumed or guaranteed.~~[Reserved.]

~~(b)       The Company will not issue, assume or guarantee any Funded Debt (other than Funded Debt secured by Purchase Money Mortgages and other than Funded Debt issued as an extension, retirement, renewal or replacement of Debt which was Funded Debt at time of original issuance, assumption or guarantee without increasing the principal amount thereof) ranking equally with the Debentures unless all Funded Debt of the Company outstanding at the date of such proposed issuance,~~

~~assumption or guarantee (except Funded Debt held in any purchase, sinking, amortization or analogous fund) shall not exceed 66 2⁄3% of the Tangible Property of the Company (after giving effect to such issuance, assumption or guarantee and the receipt and application of the proceeds thereof).~~

SECTION 5.10       Trustee’s Remuneration and Expenses. The Company covenants that it will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under the trusts hereof shall be finally and fully performed, except any such expense, disbursement or advance as may arise from its negligence or wilful default. After default all amounts so payable shall be payable out of any funds coming into the possession of the Trustee or its successors in the trusts hereunder in priority to any payment of the principal of or interest or premium on the Debentures.

SECTION 5.11       Not to Accumulate Interest. In order to prevent any accumulation after maturity of coupons or interest the Company covenants with the Trustee that it will not, except with the approval of the Debentureholders expressed by extraordinary resolution, directly or indirectly extend or assent to the extension of time for payment of any coupons or interest payable hereunder or be a party to or approve any such arrangement by purchasing or funding any of said coupons or interest or in any other manner. In case the time for payment of any such coupons or interest shall be so extended, whether for a definite period or otherwise, such coupons or interest shall not be entitled in case of default hereunder to the benefit of these presents, except subject to the prior payment in full of the principal of and premium (if any) on all Debentures then outstanding and of all matured coupons and interest on such Debentures, the payment of which has not been so extended, and of all other moneys payable thereunder.

SECTION 5.12       Inspection of Books by Trustee. At any and all times, upon the written request of the Trustee, the Company will permit the Trustee, by its agents and attorneys, to make reasonable examinations of the books of account, records, reports and other papers of the Company and to take copies and extracts therefrom.

SECTION 5.13       Performance of Covenants by Trustee. If the Company shall fail to perform any of its covenants contained in this Trust Indenture the Trustee may notify the Debentureholders of such failure on the part of the Company or may itself perform any of said covenants capable of being performed by it, but subject to section 6.03 and section 11.02 shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Trustee shall be repayable as provided in section 5.10. No such performance or advance by the Trustee shall be deemed to relieve the Company of any default hereunder.

SECTION 5.14         Annual Certificate of Compliance. Within 120 days after the end of each fiscal year of the Company, and at any other time if requested by the Trustee, the Company shall furnish the Trustee with a certificate of the Company stating that in the course of the performance by the signers of their duties as officers or directors of the Company they would normally have knowledge of any default by the Company in the performance of its covenants under this Trust Indenture or of any event of default under Article Six and certifying that the Company has complied with all covenants, conditions or other requirements contained in this Trust Indenture non-compliance with which would, with notification or with the lapse of time or otherwise, constitute an event of default hereunder, or, if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply.

In addition, on becoming aware at any time of any event of default of the nature specified in subsection (f) of section 6.01, the Company will promptly notify the Trustee.

SECTION 5.15       Repurchase upon Change of Control Triggering Event.

(1)       If a Change of Control Triggering Event (as defined below) occurs with respect to a series of Debentures, unless the Company has exercised its optional right, if any, to redeem any such series of Debentures, the Company will be required to make an offer to each holder of the applicable series of Debentures to repurchase all or, at the option of the holder thereof, any part (equal to $1,000 or an integral multiple thereof) of the Debentures pursuant to the offer described below (the “Change of Control Offer”). The determination as to whether a Change of Control Triggering Event occurred and whether a Change of Control Offer shall be made will be effected on a per series basis. In the Change of Control Offer, the Company will be required to offer payment in cash equal to 101% of the outstanding principal amount of the applicable series of Debentures together with accrued and unpaid interest on the Debentures repurchased up to but excluding the date of purchase (the “Change of Control Payment”).

(2)       Within 30 days following any Change of Control Triggering Event, the Company will be required to give written notice to each holder of the applicable series of Debentures with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Debentures on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”), pursuant to the procedure described herein and in such notice. The Company must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of Debentures as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the Change of Control (as defined below) provisions, the Company will be required to comply with such laws and regulations and will not be deemed to have breached its obligation to offer to repurchase the applicable Debentures by virtue of such conflict.

(3)       On the Change of Control Payment Date, the Company will, to the extent lawful:

(a)	accept for payment all Debentures or portions of Debentures, as applicable, properly tendered pursuant to the Change of Control Offer;

(b)

deposit with the Trustee an amount of money equal to the Change of Control Payment in respect of all Debentures or portions of Debentures, as applicable, properly tendered pursuant to the Change of Control Offer; and

(c)

deliver or cause to be delivered to the Trustee the Debentures properly accepted, together with a certificate of the Company stating the aggregate principal amount of the Debentures or portions of Debentures, as applicable, being purchased by the Company.

(4)       The Trustee will promptly pay to each holder of properly tendered Debentures an amount equal to the Change of Control Payment in respect of such Debentures either, at the Trustee’s option, by mailing (first class mail, postage prepaid) a cheque to such holder or by means of a wire transfer in accordance with the applicable payment procedures of CDS Clearing and Depository Services (or such other depository or clearing agency through which Debentures may be held), and the Trustee will promptly certify and mail (first class mail, postage prepaid) (or cause to be transferred by book-entry) to each such holder a new Debenture, equal in principal amount to any unpurchased portion of any Debentures surrendered, as applicable; provided that each new Debenture will be in a principal amount of $1,000 and integral multiples of $1,000 in excess thereof.

(5)       The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Debentures properly tendered and not withdrawn under its offer.

(6)       For the purposes of this section 5.15, the following defined terms shall have the respective meanings set forth below:

“Change of Control” means the occurrence of any one of the following: (i) the consummation of the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of the Company and its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction other than (a) sales, transfers, conveyances, leases or other dispositions to the Company and/or its subsidiaries, or (b) provided that the relevant series of Debentures shall remain subject to the guarantee by BCE Inc. (“BCE”) of the full and timely payment when due of all of the Company’s payment obligations to the Trustee and the holders thereof with respect to that series of Debentures, sales, transfers, conveyances, leases or other dispositions to BCE and/or its subsidiaries (excluding the Company and its subsidiaries); or (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger or issue of voting shares the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than BCE, the Company and/or their subsidiaries) becomes the beneficial owner, directly or indirectly, of voting shares of BCE or the Company having more than 50% of the voting power for the election of directors of BCE or the Company (but shall not include the creation of a holding company, the combination of the Company with BCE or any of their subsidiaries by any method whatsoever or any other similar transaction that does not involve a change in the beneficial ownership of BCE, the Company or any successor thereof);

“Change of Control Triggering Event” means, in respect of the relevant series of Debentures, the occurrence of both a Change of Control with respect to the Debentures and a Rating Event with respect to the Debentures;

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Canada Inc. or any successor thereof (“Moody’s”), BBB- (or the equivalent) by S&P Global Ratings Canada, a business unit of S&P Global Canada Corp., or any successor thereof (“S&P”) or BBB (low) (or the equivalent) by DBRS Limited or any successor thereof (“DBRS”), or the equivalent investment grade credit rating from any other Specified Rating Agency;

“Rating Event” means, with respect to the relevant series of Debentures, the rating of such series of Debentures is lowered to below an Investment Grade Rating by at least two out of three of the Specified Rating Agencies if there are three Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of the relevant series of Debentures is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the relevant series of Debentures as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of BCE’s or the Company’s intention or agreement to effect a Change of Control.

“Specified Rating Agencies” means each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate the relevant series of Debentures, as the case may be, or failed to make a rating of the relevant series of Debentures publicly available for reasons outside of the Company’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate the relevant series of Debentures, or fails to make a rating of the relevant series of Debentures publicly available for reasons outside of the Company’s control, the Company may select any other “designated rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be.

Bell Canada’s Tabulation Agent for the Solicitation and the Meeting is:

TSX Trust Company

By Email (preferred method)

E-mail: proxyvote@astfinancial.com

By Mail

P.O. Box 721

Agincourt, Ontario M1S 0A1

Attention: Proxy Department

By Hand or by Courier

1 Toronto Street

Suite 1200

Toronto, Ontario M5C 2V6

If You Have Any Questions or Require Any Assistance,

Please Call Our Information Agent, D.F. King Canada:

North American Toll Free Number:

1-866-822-1244

Outside North America, Banks, Brokers and Collect Calls: 1-416-682-3825

Email: inquiries@dfking.com

A Debentureholder may also contact the Solicitation Agent via email at the email address set forth below, or such Debentureholder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Solicitation and the Meeting

The Solicitation Agent for the Solicitation and the Meeting is:

BMO Nesbitt Burns Inc.

Attention: Syndication

Phone: 1-416-359-6359

Email: DCMCADSyndicateDesk@bmo.com